

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 25, 2017

P. Kevin Trautner
Executive Vice President, General Counsel and Secretary
NCS Multistage Holdings, Inc.
19450 State Highway 249, Suite 200
Houston, TX 77070

> **Re: NCS Multistage Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 29, 2016**
> **CIK No. 0001692427**

Dear Mr. Trautner:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Market and Industry Information, page ii

2.   Please provide us with copies of any industry analysis or reports that you cite or upon which you rely, including market research reports and data prepared by Spears & Associates, BP p.l.c. and the U.S. Energy Information Administration. Similarly, identify the basis for any industry data for which your prospectus does not identify a third party source. Examples include the following:

- In 2015, nearly 50% of all onshore wells drilled in the United States and over 80% of all onshore wells drilled in Canada included horizontal well sections, or laterals, an increase from 30% and 62%, respectively, in 2011 (pages 2 and 66);

- Horizontal wells accounted for 70% of total onshore drilling and completion spending in the United States and 94% of total onshore drilling and completion spending in Canada in 2015 (pages 2 and 66).

Prospectus Summary, page 1

Competitive Strengths, page 3

3.   We note the disclosure in the third bulleted paragraph that you have maintained "attractive margins" and a "strong balance sheet." Please revise here to provide more balanced disclosure by disclosing your net losses for the recent interim period.

4.   We note your presentation on page 4 of both Adjusted EBITDA and free cash flow as an average percentage of revenue for the periods from 2013 to 2015. Provide appropriate reconciliations to the most directly comparable measure for these non-GAAP amounts and, for a more balanced presentation, disclose the average non-GAAP measure for each period. Refer to Item 10(e)(i)(B) of Regulation S-K.

Summary Historical Consolidated Financial and Other Data, page 14

5.   You state that the non-GAAP measure Adjusted EBITDA includes adjustments for expenses related to non-recurring charges. However, the line titled "Non-recurring charges" occurs in multiple periods. Item 10(e)(ii)(B) of Regulation S-K prohibits adjustments to non-GAAP performance measures that eliminate non-recurring, infrequent, or unusual items when there was a similar charge or gain within the prior two years. Refer to Question 102.03 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures and revise your presentation as appropriate.

6.   Revise to provide a reconciliation of free cash flow to the most directly comparable
        GAAP-basis measure in accordance with Item 10(e)(i)(B) of Regulation S-K. Also,
        we note you disclose that this measure "is useful because it provides information to
        investors regarding the cash that was available in the period that was in excess of our
        needs to fund our capital expenditures and other investment needs." Revise this
        explanation such that you do not imply that the measure represents the residual cash
        flow available for discretionary expenditures. Refer to Question 102.07 of the
        Compliance and Disclosure Interpretations regarding Non-GAAP Financial
        Measures.

Risk Factors, page 17

Our directors or stockholders, with certain exceptions, do not have obligations to present
business opportunities to us and may compete with us, page 34

7.   Please revise this risk factor to clarify that references to "stockholders" here also
        include Advent, your controlling stockholder.

Business, page 72

Intellectual Property and Patent Protection, page 80

8.   Please specify the duration of your 8 U.S. patents and 13 related international patents.
        Refer to Item 101(c)(1)(iv) of Regulation S-K.

Customers, page 81

9.   You state here that Crescent Point accounted for 27% and 31% of your revenue
        during the nine months ended September 30, 2016 and the year ended December 31,
        2015, respectively. You also state on pages 9 and 19 that you are "substantially
        reliant" on Crescent Point. Please file your agreement with Crescent Point, or
        provide your analysis as to why you are not required to file the agreement. Refer to
        Item 601(b)(10)(ii)(B) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 97

Amended and Restated Stockholders Agreement, page 97

10.   When known, please update this section to provide a description of the material terms
        of the amended and restated stockholders agreement. In your updated disclosure,
        please ensure you describe the material provisions in the agreement that relate to the
        election of directors.

Subscription Agreement, page 98

11.   Please file your subscription agreement with the Advent Funds or provide us with your analysis as to why you are not required to file the agreement.

Employment Agreements, page 98

12.   You state here that you have entered into an employment agreement with each of your NEOs. Please file these employment agreements as exhibits to your registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Description of Capital Stock, page 104

Other Rights, page 104

13.   Please revise to attribute to counsel the legal conclusion on page 105 that "[a]ll outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable." Alternatively, please remove the statement.

Lock-Up Arrangements and Registration Rights, page 107

14.   Please briefly describe the "certain exceptions" to the lock-up agreements.

Index to Financial Statements, page F-1

Note 3. Summary of Significant Accounting Policies, page F-23

Revenue Recognition, page F-24

15.   Revise to provide a more detailed discussion of the criteria for revenue recognition per SAB Topic 13 in the context of your operations. Also, expand your accounting policy disclosure to address the nature of incentive programs (e.g., pricing concessions on sales of your sliding sleeves) and to state the amounts recognized for each period presented.

16.   We note that your customers typically rent your downhole frac isolation assembly. Tell us how you considered disclosing income from rentals on the face of your income statement. Refer to Rule 5-03(b)(1) of Regulation S-X.

17.   Disclosure in your submission states that your casing-installed sliding sleeves and downhole frac isolation assembly are the two primary components of your Multistage Unlimited system. Your disclosure also states that your downhole frac isolation assembly is required to open and close your sliding sleeves and must be operated by your personnel. Provide us with a discussion of the components of your Multistage Unlimited system in the context of the guidance per FASB ASC 605-25-25 regarding multiple-element arrangements. Your response should address whether purchase orders are typically for a combination of your products and services and the degree to which these offerings have value to your customers on a standalone basis.

Note 11. Share-Based Compensation, page F-35

18.   Expand your disclosure regarding the Liquidity Awards to provide additional information regarding the terms of these awards. Refer to FASB ASC 718-10-50-2.

Note 13. Income Taxes, page F-37

19.   Your disclosure explaining the reason for the negative effective tax rate of (137.5%) is that it is "primarily due to a tax planning strategy and the effect of our outside basis book value and tax differences in our Canadian subsidiary." Revise your reconciliation of recorded income taxes to disclose the amount and the nature of each reconciling item as it appears your current disclosure covers multiple items in combined line items. Refer to FASB ASC 740-10-50-12.

Recent Sales of Unregistered Securities, page II-2

20.   You disclose that several of the unregistered issuances of securities described in this section were issued to a member or multiple members of your management. Please revise to name the person or persons to whom you sold these securities. Refer to Item 701(b) of Regulation S-K.

Exhibits

21.   Please file the Senior Secured Credit Facilities as exhibits to your registration statement. When available, please file your new revolving credit facility.

22.   Please revise to include your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources